Thomas S. Harman

+1.202.373.6725

thomas.harman@morganlewis.com

VIA EDGAR

October 6, 2016

Elisabeth Bentzinger

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:

Nuveen AMT-Free Municipal Value Fund (“NUW” or a “Fund”) (File Nos. 333-211789 and 811-22253) and Nuveen Municipal High Income Opportunity Fund (“NMZ” or a “Fund”) (File Nos. 333-211793 and 811-21449) (together, the “Funds”)

Dear Ms. Bentzinger:

This letter responds to the comment we received from you in a telephone conversation on October 5, 2016 on each Fund’s Pre-Effective Amendment No. 3 filing on Form N-2. The following summarizes your comment and provides our response thereto. For ease of reference, the comment is numbered consistent with our letter to you dated September 8, 2016 and additions have been underlined. Unless otherwise noted, capitalized terms have the same meaning as given in each Fund’s Prospectus and/or Statement of Additional Information.

33.	The Fund may purchase municipal securities through investments in pooled vehicles and partnerships. Please explain supplementally how much the Fund may invest in: (a) instruments that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act; and/or (b) other investment pools that are excluded from the definition of investment company and are privately offered (e.g., private oil and gas funds). We may have additional comments after reviewing your response.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger

October 6, 2016

Response:

NUW and NMZ:

Registrants have not historically invested in such vehicles to any material degree nor do they currently intend to invest in such vehicles to any material degree. Specifically, neither Registrant will invest more than 15% of its net assets in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act or more than 35% of its net assets in the aggregate in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act as well as any investment pools that are excluded from the definition of investment company and are privately offered.

That said, Registrants are not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives and policies. To the extent the Fund does so in a meaningful manner and to a material extent, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. The updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Registrant will endeavor to engage in a discussion with the staff regarding such changes. Of course, to the extent the SEC adopts any rules or regulations, or its staff issues guidance in this area mandating any specific policies regarding a fund’s ability to invest in such vehicles, and/or regarding disclosures regarding such investments, Registrant will modify its policies and disclosures in accordance with such guidance.

* * *

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Macpeak at 202.373.6149.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget
Kathleen Macpeak